April 29, 2008

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Kosoff:

We are writing in response to comments you provided me and my colleague, Kevin Bopp, on Monday, March 31, 2008, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2008, and included the prospectuses and statement of additional information (“SAI”) with respect to eleven proposed new series of the Registrant:  American Funds Asset Allocation HLS Fund, American Funds Blue Chip Income and Growth HLS Fund, American Funds Bond HLS Fund, American Funds Global Bond Fund, American Funds Global Growth HLS Fund, American Funds Global Growth and Income HLS Fund, American Funds Global Small Capitalization HLS Fund, American Funds Growth HLS Fund, American Funds Growth-Income HLS Fund, American Funds International HLS Fund, and American Funds New World HLS Fund (each, a “Feeder Fund” and collectively, the “Feeder Funds”). On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.

General Comments

1.            Comment:  Please confirm that the Master Funds’ prospectus will be delivered to shareholders with the Feeder Funds’ prospectus or confirm that the Master Funds will sign this registration statement.

Response:  We confirm that the Master Funds’ prospectus will be delivered to shareholders with the Feeder Funds’ prospectus.

Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC Brussels  London  Luxembourg  Munich  Paris

Strategies and Risks

2.a.                          Comment:  With regard to each portfolio with the term “global” in its name, please be aware that it is the staff’s position that funds with the term global in their name should invest, under normal circumstances, at least 40% of their assets in non-U.S. securities.

Response:  As described in the prospectuses in the section entitled “Master/Feeder Mutual Fund Structure,” each Feeder Fund invests all of its assets in another mutual fund (each, a “Master Fund” and collectively, the “Master Funds”).  Each Master Fund is a series of American Funds Insurance Series®.  Each Feeder Fund has the same investment objective and limitations as the Master Fund in which it invests.  However, the Feeder Funds do not buy investment securities directly.  Rather the Master Funds invest directly in portfolio securities.  Accordingly, the Feeder Funds obtain their exposure to global portfolio securities through the Master Funds’ investments.  Moreover, the Master Funds’ prospectus does not state the percentage of assets invested in non-U.S. securities for each Master Fund with the term global in its name.  Accordingly, the Feeder Funds cannot change the investment strategies and objectives of the Master Funds.

2.b.                         Comment:  For any fund that has investments in junk bonds as a principal strategy, please confirm supplementally that liquidity risk is not a principal risk.

Response:  We have revised the risk disclosure to add liquidity risk to any fund that has investments in junk bonds as a principal strategy.

2.c.                          Comment: With regard to each portfolio that invests in below investment-grade debt, please use the term “junk” the first time such investments are referred to in each portfolio description.

Response:  We have revised the disclosure with respect to the principal investment strategy consistent with this comment.

2.d                            Comment: With regard to the American Funds Blue Chip Income and Growth HLS Fund, please include large-cap risk as a risk of investing in the portfolio.

Response:  Please see the response to Comment 2.a.  As the Master Funds’ prospectus does not include large-cap risk as a risk of investing in the Blue Chip Income and Growth Fund, we respectfully decline to make the proposed change.

2.e.                          Comment:  With regard to the American Funds Bond HLS Fund, please remove the U.S. government guarantees risk disclosure because U.S. government securities are not listed in the strategies section.  Also, please explain supplementally what other guarantees the risk disclosure is referring to.

Response:  We have revised the risk disclosure consistent with this comment; thus the need to respond supplementally is moot.

2.f.i.       Comment:  Please clarify supplementally whether the phrase “New World” is intended to imply investments in developing markets.  If it is not, please clarify supplementally whether you believe the 80% investment test of Rule 35d-1 is applicable to the investments of the American Funds New World HLS Fund.  If you believe it does not, please clarify supplementally why not.  If you believe it does, please clarify supplementally how the disclosure supports your belief that the test is satisfied.

Response:  Please see the response to Comment 2.a.  The Master Funds’ prospectus does not have an 80% policy for the New World Fund presumably because “New World” is not meant to denote investments in any specific security type or market for purposes of Rule 35d-1.  Accordingly, the Feeder Funds’ prospectuses also do not have an 80% policy for the American Funds New World HLS Fund.

2.f.ii.      Comment:  With regard to the American Funds New World HLS Fund, please carve out emerging markets risk as its own risk since it is such a prominent risk in this fund.

Response:  The American Funds New World HLS Fund’s “Main Risks” section of the prospectuses contains the following disclosure – “The foregoing risks are even greater with respect to securities of companies that conduct their principal business activities in emerging markets.”

Moreover, the following disclosure appears in the “Additional Information About the Funds’ Principal Risks and Investment Policies” section of the prospectuses – “The securities markets of Asian, Latin American, Eastern European, African and other emerging countries are generally less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in Russia and certain other emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. The Master Funds may also utilize derivative instruments, such as equity linked securities, to gain exposure to certain emerging markets, but not as a principal investment strategy. These risks are not normally associated with investments in more developed countries.”

Therefore, with regard to the risk of investing in emerging markets, the Registrant believes that the Fund’s “main risk” disclosure is consistent with its principal investment strategy.

Fees and Expenses

3.                                   Comment:  With regard to the contractual waiver described in footnote 3, please only reflect a waiver of .25% in the fee table as that is what is contractually provided for.   See p. 36 of the SAI.  The voluntary component of the waivers can be disclosed in a footnote to the fee table.

Response:  As disclosed on page 36 of the SAI, HL Investment Advisors, LLC has entered into a contractual agreement with the Registrant under which it will waive a portion of its advisory fee for each Feeder Fund so that the net management fee for each Feeder Fund is 0.25% for such time as the Feeder Fund is operated as a feeder fund.  Therefore, based on this disclosure, we respectfully decline to make the proposed change.

Legal Proceedings

4.                                   Comment: Please confirm that there are no material legal proceedings as per Item 5(a)(3) of Form N-1A.

Response:  There are no material legal proceedings as per Item 5(a)(3) to Form N-1A.

Master-Feeder Structure

5.                                   Comment:  If a Feeder Fund has the ability to change the Master Fund in which it invests, please describe briefly the circumstances under which the Feeder Fund can do so, as per Item 7(c)(4) of Form N-1A.

Response:  As noted in the “Master/Feeder Mutual Fund Structure” section of the prospectuses, each Feeder Fund may withdraw its investment in its corresponding Master Fund if the Feeder Fund’s Board of Directors determines that it is in the best interests of the Feeder Fund and its shareholders to do so.

Disclosure of Fund Portfolio Holdings

6.                                   Comment:  Please add language clarifying that the confidentiality agreement includes a duty not to trade on non-public information.

Response:  We have revised the disclosure consistent with this comment.

Part C

7.a.                          Comment:  Please include any material contracts in place between the Master Funds and the Feeder Funds as an Item 23(h) exhibit.

Response:  We have revised the definitive filing made pursuant to Rule 485(b) of the Securities Act consistent with this comment.

7.b.                         Comment:  Please include the code of ethics applicable to the Master Funds as per Item 23(p).

Response:  We have revised the definitive filing made pursuant to Rule 485(b) of the Securities Act consistent with this comment.

The Registrant intends to include disclosure in accordance with the foregoing responses in a post-effective amendment to the Registrant’s Registration Statement on Form N-1A, which the Registrant intends to file via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or about May 1, 2008.

You requested that the Registrant make certain representations concerning the Amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Please call me at (617) 728-7165 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:	Alice Pellegrino
John V. O’Hanlon
Kevin M. Bopp

Exhibit

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 29, 2008

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Kosoff:

In connection with the responses being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.